Exhibit 99.2

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

September 30, 2009

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	September 30,	December 31,
	2009	2008
	(Unaudited)

ASSETS

Current
Cash and cash equivalents	$41,671,476	$45,212,815
Receivables	145,789	592,443
Receivables - Ivanhoe Mines	83,545	30,000
Prepaid expenses	433,809	268,518

Total current assets	42,334,619	46,103,776

Investments (Note 4)	2,027,540	1,329,568

Mineral property interest (Note 6)	130,056	-

Equipment (Note 5)	748,690	672,124

Total assets	$45,240,905	$48,105,468

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$605,436	$942,238
Loans payable to Ivanhoe Mines (Note 7)	457,523	326,183
Total liabilities	1,062,959	1,268,421
Commitments (Note 13)
Stockholders' equity
Common stock, no par value, unlimited number authorized, (Note 8) 95,152,898 (December 31, 2008 - 94,560,898) issued and outstanding	113,126,457	111,993,990
Additional paid-in capital	14,669,610	13,772,775
Accumulated other comprehensive income:
Unrealized gain on available for sale securities	475,541	-
Foreign currency cumulative translation adjustment	(1,512,396)	(7,410,930)
Accumulated deficit during the exploration stage	(82,581,266)	(71,518,788)

Total stockholders' equity	44,177,946	46,837,047

Total liabilities and stockholders' equity	$45,240,905	$48,105,468

Nature of operations (Note 2)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited)
(Expressed in United States dollars)

	Three Months	Three Months	Nine Months	Nine Months	Inception
	Ended	Ended	Ended	Ended	(July 19,1995)
	September 30,	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008	2009

EXPENSES
Audit and accounting	$17,564	$22,015	$78,948	$106,066	$684,483
Consulting fees (Note 8)	18,291	3,772	102,744	188,183	2,595,325
Depreciation (Note 5)	40,410	11,241	115,948	114,616	836,910
Write-down of equipment	-	51,145	-	123,816	123,816
Escrow shares compensation	-	-	-	-	1,790,959
Foreign exchange (gain) loss	10,163	(11,960)	64,268	(2,082)	103,761
Legal (Note 8)	88,608	201,308	247,157	397,182	2,123,315
Loss on settlement of debt	-	-	-	-	5,252
Management fees (Notes 8 and 9)	-	1,144,946	1,100,902	2,657,473	7,665,057
Mineral property interests (Notes 6 and 8)	2,722,656	2,889,592	7,579,107	6,004,770	52,442,730
Office and administration (Note 8)	448,116	612,579	1,262,871	1,533,585	8,938,958
Regulatory and transfer agent fees	10,261	46,834	95,786	126,906	910,858
Stockholder communications and investor relations (Note 8)	183,174	198,575	496,489	562,779	4,764,149
Travel	71,732	69,658	187,693	218,717	1,422,297
Loss from operations	(3,610,975)	(5,239,705)	(11,331,913)	(12,032,011)	(84,407,870)
Interest income	33,142	443,438	334,983	1,656,630	4,591,278
Loss from equity investee (Note 4)	(43,094)	(325,989)	(65,548)	(325,989)	(432,143)
Fair value adjustment of asset backed commercial paper (Note 4)	-	(844,537)	-	(1,334,160)	(2,332,531)
Net loss	$(3,620,927)	$(5,966,793)	$(11,062,478)	$(12,035,530)	$(82,581,266)

Comprehensive income (loss):
Net loss	$(3,620,927)	$(5,966,793)	$(11,062,478)	$(12,035,530)	$(82,581,266)
Unrealized gain on available for sale securities (Note 4)	133,638	-	475,541	-	475,541
Foreign currency translation adjustment	3,590,242	(2,502,136)	5,898,534	(4,591,936)	(1,512,396)

Comprehensive income (loss)	$102,953	$(8,468,929)	$(4,688,403)	$(16,627,466)	$(83,618,121)

Basic and diluted loss per share	$(0.04)	(0.04)	$(0.12)	$(0.13)

Weighted average number of shares outstanding	94,800,898	94,296,184	94,665,330	94,053,235

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)
(Expressed in United States dollars)

					Accumulated
				Accumulated	Deficit
				Other	During the	Total
	Number of	Common	Additional	Comprehensive	Exploration	Stockholders'
	Shares	Stock	Paid-in Capital	Income	Stage	Equity
Balance, December 31, 2007	93,572,841	$110,492,309	$10,691,873	$5,072,288	$(54,788,510)	$71,467,960
Shares issued:
Exercise of stock options	958,057	1,447,926	(591,456)	-	-	856,470
Mineral property interests	30,000	60,941	-	-	-	60,941
Share issue costs	-	(7,186)	-	-	-	(7,186)
Stock-based compensation	-	-	3,672,358	-	-	3,672,358
Foreign currency translation adjustment	-	-	-	(12,483,218)	-	(12,483,218)
Net loss	-	-	-	-	(16,730,278)	(16,730,278)
Balance, December 31, 2008	94,560,898	111,993,990	13,772,775	(7,410,930)	(71,518,788)	46,837,047
Shares issued:
Mineral property interests	20,000	22,515	-	-	-	22,515
Stock-based compensation	-	-	1,301,221	-	-	1,301,221
Foreign currency translation adjustment	-	-	-	(1,303,901)	-	(1,303,901)
Net loss	-	-	-	-	(3,715,719)	(3,715,719)
Balance, March 31, 2009	94,580,898	112,016,505	15,073,996	(8,714,831)	(75,234,507)	43,141,163
Shares issued:
Exercise of stock options	50,000	93,453	(44,187)	-	-	49,266
Stock-based compensation	-	-	25,613	-	-	25,613
Foreign currency translation adjustment	-	-	-	3,612,193	-	3,612,193
Unrealized gain on available for sale securities	-	-	-	341,903	-	341,903
Net loss	-	-	-	-	(3,725,832)	(3,725,832)
Balance, June 30, 2009	94,630,898	112,109,958	15,055,422	(4,760,735)	(78,960,339)	43,444,306
Shares issued:
Exercise of stock options	449,500	886,443	(385,812)	-	-	500,631
Mineral property interests	72,500	130,056	-	-	-	130,056
Foreign currency translation adjustment	-	-	-	3,590,242	-	3,590,242
Unrealized gain on available for sale securities	-	-	-	133,638	-	133,638
Net loss	-	-	-	-	(3,620,927)	(3,620,927)
Balance, September 30, 2009	95,152,898	$113,126,457	$14,669,610	$(1,036,855)	$(82,581,266)	$44,177,946

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in United States dollars)
					Inception
	Three Months	Three Months	Nine Month	Nine Months	(July 19,
	Ended	Ended	Ended	Ended	1995) to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,620,927)	$(5,966,792)	$(11,062,478)	$(12,035,530)	$(82,581,266)
Items not affecting cash:
Depreciation	40,410	11,241	115,948	114,616	836,910
Stock-based compensation (Note 8)	-	1,472,532	1,326,834	3,639,221	14,800,033
Fair value adjustment of asset backed commercial paper (Note 4)	-	844,537	-	1,334,160	2,332,531
Write-down of equipment	-	51,144	-	123,815	123,816
Escrow shares compensation	-	-	-	-	2,001,832
Loss on settlment of debt	-	-	-	-	5,252
Finder's fee and membership paid in stock	-	-	-	-	44,697
Mineral property interest paid in stock and warrants	-	40,875	22,515	60,941	4,052,698
Loss from equity investee (Note 4)	43,094	325,989	65,548	325,989	432,143
Changes in assets and liabilities:
Receivables	41,250	249,676	485,842	13,033	(157,109)
Receivables - Ivanhoe Mines	(14,881)	-	(45,101)	-	(79,704)
Prepaid expenses	(14,335)	64,933	(116,343)	196,723	(401,191)
Accounts payable and accrued liabilities	(125,458)	880,439	(430,809)	599,522	643,225
Net cash used in operating activities	(3,650,847)	(2,025,426)	(9,638,044)	(5,627,510)	(57,946,133)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	500,631	334,653	549,897	856,470	110,261,581
Share issue costs	-	-	-	7,186	(3,545,920)
Loan payable to Ivanhoe Mines	45,113	320,648	77,770	320,648	454,000
Net cash provided by financing activities	545,744	655,301	627,667	1,169,932	107,169,661
CASH FLOWS FROM INVESTING ACTIVITIES
Joint Venture - Ivanhoe Mines	(43,094)	(320,648)	(65,548)	(320,648)	(432,143)
Purchase of asset backed commercial paper (Note 4)	-	-	-	-	(4,031,122)
Acquisition of equipment	(63,475)	(19,880)	(98,379)	(179,851)	(1,641,157)
Net cash used in investing activities	(106,569)	(340,528)	(163,927)	(500,499)	(6,104,422)
Effect of foreign currency translation on cash and cash equivalents	3,409,668	(2,417,649)	5,632,965	(4,371,371)	(1,447,630)
Change in cash and cash equivalents during the period	197,996	(4,128,302)	(3,541,339)	(9,329,448)	41,671,476
Cash and cash equivalents, beginning of period	41,473,480	61,904,968	45,212,815	67,106,113	-
Cash and cash equivalents, end of period	$41,671,476	$57,776,665	$41,671,476	$57,776,665	$41,671,476
Cash paid for interest during the period	$-	$-	$-	$-
Cash paid for income taxes during the period	$-	$-	$-

Supplemental disclosure with respect to cash flows (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

1.             BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2008. The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009.

Certain of the comparable figures have been reclassified to conform with the presentation in the current period.

2.             NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and continued under the laws of the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act. The Company’s principal business activity is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain per share amounts denoted in Canadian dollars ("C$").

3.            SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2008.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statement” (“SFAS 160”), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This consolidated financial statement will continue to be based on amounts attributable to the parent. The Company adopted the provisions of SFAS 160 on January 1, 2009. The adoption of this standard did not have an impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the provisions of SFAS 141(R) on January 1, 2009. The adoption of this standard did not have an impact on our financial position or results of operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

4.             INVESTMENTS

Asset Backed Commercial Paper

The Company owns Asset Backed Notes (‘AB Notes’) with a face value of C$4,013,365.  These Notes were issued in replacement of Third Party Asset Backed Commercial Paper (‘ABCP’) formerly held by the Company.  When this ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process overseen by the Pan Canadian Investor Committee.  The restructuring was concluded on January 21, 2009 when the ABCP was replaced with long term asset backed securities - the AB Notes. The Company has designated the notes as “available for sale” and the notes are recorded at fair value.

Using publicly available information received from the Pan Canadian Investor Committee as well as Ernst & Young, the court appointed monitor of the restructuring, and Blackrock, the asset administrator, the Company has been able to determine the key characteristics of each class of AB Notes it received: par value; credit rating; interest rate and projected interest payments; and maturity date.  It then engaged an ABCP expert to help it estimate the return that a prospective investor would require for each class of AB Notes (Required Yield).  Lastly, it calculated the net present value of the cash flows for each class of AB Notes using the Required Yield as the discount factor.

The fair market value of the AB Notes has been impacted by a number of factors.

There has been a continued improvement in general corporate credit market conditions over this time period. This decrease in credit risk impacts the intrinsic value of the AB Notes due to a general lowering of default risk - albeit a decline from historically high levels - and a decrease in the likelihood that credit risk limits built into the AB Notes will be exceeded (specifically, the spread-based margin triggers). Accordingly, the required yield on the AB Notes has been reduced to reflect easing in the credit markets.

Another factor is the simple passage of time.  As with all debt instruments, the value of these AB Notes will approach par as the date of maturity approaches and assuming that they do not default.  The reduction in the time-to-maturity is a factor that increases the fair market value of the AB Notes over time.

There was an offsetting negative factor that influenced the valuation of the AB Notes.  On August 11, 2009, Dominion Bond Rating Service (‘DBRS’) downgraded the MAV2 A-2 Pooled Notes to BBB (low) with a negative outlook.  DBRS cited credit quality concerns specific to five assets underlying the MAV2 Pool and disclosed additional details on the composition and performance of those assets.  While none of these assets had defaulted, DBRS felt that their margins of protection against loss had been eroded, increasing the probability that one or more of these assets may default.  DBRS noted that if all of these assets were to default and realize 100% losses, then the MAV2 A-2 Notes would realize a small loss; the C Notes and B Notes would be lost in entirety.  In order to take this new disclosure into account, the required yield for the MAV2 A-2, B, and C Notes was increased in determining the fair market valuation of the Notes held by the Company.

 The table below summarizes the Company’s valuation.

Restructuring categories	C$ thousands
MAV 2 Notes	Face value	C$ Fair value estimate*	Expected maturity date
A1 (rated A)	1,966,529	1,342,444	12/31/2016
A2 (rated A)	1,630,461	783,952	12/31/2016
B	295,974	42,901	12/31/2016
C	120,401	4,631	12/31/2016
Total original investment	4,013,365	2,173,928
* - the range of fair values estimated by the Company varied between C$1.9 million and C$2.4 million
   - the total United States dollars fair value of the investment at September 30, 2009 is $2,027,540.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

4.             INVESTMENTS (cont’d…)

Asset Backed Commercial Paper (cont’d…)

While we believe that we have utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets there can be no assurance that management’s estimate of potential recovery as at September 30, 2009 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.  Management will continue to seek all avenues to recover the maximum value from the original investments and interest due.

The secondary market for the AB Notes continues to be very illiquid with only a small number of trades reported that took place at very distressed sales prices.  There is little bidding activity and it is difficult to ascertain what potential volume could be transacted at those bids.  Investors wishing to sell their AB Notes would have to give up a significant liquidity discount below the intrinsic value of the Notes.  It is uncertain if or when a more liquid secondary market for the AB Notes will develop.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Ivanhoe Mines Ltd. (Note 6). At September 30, 2009, the Company’s investment in the joint venture is $Nil. The Company’s share of the loss of the joint venture is $43,904 for the nine months ended September 30, 2009 (September 30, 2008, $325,989).

5.             EQUIPMENT

	September 30, 2009			December 31, 2008

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Office equipment	$119,609	$48,509	$71,100	$89,886	$46,819	$43,067
Computer equipment	478,880	242,188	236,692	340,917	167,852	173,065
Field equipment	460,169	203,815	256,354	402,902	133,449	269,453
Buildings	406,784	222,240	184,544	356,160	169,621	186,539
	$1,465,442	$716,752	$748,690	$1,189,865	$517,741	$672,124

6.             MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing. A portion of the Shivee Tolgoi license and the Javhlant licences are subject to the joint venture with Ivanhoe Mines Ltd.

Lookout Hill

The Shivee Tolgoi 3148X and Javhlant 3150X exploration licences were converted to mining licences on October 26, 2009.  These licences now have a term of 30 years, with two potential extensions possible of 20 years each.  The third Lookout Hill licence, Togoot 3136X, was issued on March 30, 2001, and expires in March 2010.  Mongolian exploration licences are maintained in good standing by payment to the Mineral

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

6.             MINERAL PROPERTY INTERESTS (cont’d…)

Lookout Hill (cont’d…)

Resources Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the mineral tenure. Once an exploration licence is converted to a mining licence, the fees increase to $15.00 per hectare.  The total estimated annual fees in order to maintain the licences in good standing, if all three are converted to mining licences, is approximately $2,700,000.  Approximately $600,000 of this amount would be subject to the joint venture with Ivanhoe Mines, which is described further below.

The Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd. This agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Ivanhoe Mines Mongolia Inc. XXK, (collectively, “Ivanhoe Mines”). The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in mineral exploration and, if warranted, development and mining project on a portion of the Lookout Hill property (the “Project Property”).

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Project Property and in accordance with the Earn-In Agreement, the Company and Ivanhoe Mines formed a joint venture on terms annexed to the Earn-In Agreement.

As of September 30, 2009, the joint venture had expended approximately $2.1 million (December 31, 2008 - $1.9 million) in mineral property interests to advance the project. Under the terms of the Earn-in Agreement, Ivanhoe Mines advanced to the Company the required cash participation amount charging interest at prime plus 2% (Note 7).

Manlai

The Manlai licence was issued March 9, 2001 and renewed in March 2006 to March 2008.  Subsequent to December 31, 2007 and pursuant to Mongolian Minerals Law, we extended our licences for final expiry in March 2010, unless converted before this date to a mining licence. The total estimated annual fees in order to maintain the licence in good standing is approximately $10,000.

Empirical

In July 2007, the Company entered into an agreement with Empirical Discovery, LLC (“Empirical”) to explore for and develop certain mineral targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 300,000 shares within 5 years of acceptance of the agreement.  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR (net smelter return) royalty, half of which may be purchased for $2 million. Per the terms of the agreement, the Company issued 15,000 shares in August 2007, 20,000 shares in August 2008, and 35,000 shares in August 2009.

Lordsburg

The Lordsburg project is one of the targets advanced under the 2007 Empirical agreement. The Company determined that based on favourable preliminary results this project warranted significant exploration.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

6.             MINERAL PROPERTY INTERESTS (cont’d…)

Bisbee

In January 2008, the Company entered into a second agreement with Empirical whereby the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (February 13, 2008).  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million. Upon entering this agreement, the Company issued 10,000 to Empirical as per the terms of the agreement. In February 2009, a further 20,000 shares were issued to Empirical as per the terms of the agreement.

Huaixi

In November 2007, the Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences in Pingyang County, Zhejiang Province, People’s Republic of China.  The Company has agreed to spend $3 million to fund exploration activities on the licences over a four year period in order to earn a 78% interest with Zhejiang No. 11 Geological Brigade holding a 22% interest.

Blackjack

In July 2009, the Company entered into an agreement with HoneyBadger Exploration Inc. (“HoneyBadger”) whereby the Company may acquire up to an 80% interest in a portion of the Yerington West Project, known as the Blackjack Property.  The Company may exercise its first option to acquire 51% after incurring minimum expenditures of US$900,000 in the first year of exploration and issuing 37,500 shares and reimbursing HoneyBadger for up to $206,250 of expenditures previously incurred on the property.  The Company may increase its interest by a further 29% (to 80% in total) by making payments of US$375,000 and issuing 375,000 shares within 3 years.  The Company has committed to carry HoneyBadger through the completion of 10,000 metres of drilling, including any done within the first year.

Roulette

In September, 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. (“Bronco Creek”) to acquire an 80% interest in the Roulette Property which adjoins and is directly south of the Blackjack Property currently under option with HoneyBadger. Under the terms of the agreement, the Company may acquire an 80% interest in the Roulette Property by incurring expenditures of $1,000,000, making cash payments of US$140,000 and issuing 85,000 shares within three years.  The minimum expenditure required in Year 1 is US$300,000, along with cash payments totalling US$90,000 and issuance of 72,500 shares.

Crystal

In September 2009, the Company reached an agreement with Taiga Consultants Ltd. to acquire the Crystal Property, located approximately 120 kilometres west-southwest of Prince George, BC. Entrée may acquire 100% interest, subject to a 1% NSR royalty, in the Crystal Property after completing $500,000 in exploration expenditures.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

6.             MINERAL PROPERTY INTERESTS (cont’d…)

Mineral property interest costs incurred are summarized as follows:

	Three Months	Three Months	Nine Months	Nine Months	Inception
	Ended	Ended	Ended	Ended	(July 19,1995) -
	September 30,	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008	2009
MONGOLIA
Lookout Hill	1,625,877	1,945,746	4,749,151	3,365,810	39,541,773
Manlai	10,471	18,196	18,681	27,888	4,308,106
Total Mongolia	1,625,877	1,945,746	4,749,151	3,365,810	39,541,773
CHINA
Huaixi	127,418	212,270	562,352	401,997	1,188,677
Total China	127,418	212,270	562,352	401,997	1,188,677

USA
Lordsburg	373,808	308,104	1,327,267	319,960	2,495,265
Empirical	249,277	254,801	353,792	1,425,528	1,816,719
Bisbee	35,259	34,809	118,061	203,182	311,936
Blackjack	189,622	-	189,622	-	189,622
Roulette	24,454	-	24,454	-	24,454
Total USA	847,966	597,714	1,988,742	1,948,670	4,813,542

OTHER	86,470	115,666	235,727	260,405	2,566,178
Total other	86,470	115,666	235,727	260,405	2,566,178

Total all locations	$2,722,656	$2,889,592	$7,579,107	$6,004,770	$52,442,730

7.             LOANS PAYABLE

Under the terms of the Earn-In Agreement (Note 6), Ivanhoe Mines will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to Ivanhoe Mines’ actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the joint venture. In the absence of available cash flow, the loans will not be repayable. The loans are unsecured and the Company will use the proceeds of the loans only to meet its obligations under the joint venture. The loans are not expected to be repaid within one year.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

8.            COMMON STOCK

Share issuances

In February 2009, the Company issued 20,000 shares at a fair value of $22,515 to Empirical pursuant to the January 2008 Bisbee mineral property option agreement (Note 6).

During the quarter ended June 30, 2009, the Company issued 50,000 common shares for cash proceeds of $49,266 on the exercise of stock options. The fair value recorded when the options were granted of $44,187 has been transferred from additional paid-in capital to common stock on the exercise of the options

In August 2009, the Company issued 35,000 shares at a fair value of $45,545 to Empirical pursuant to the July 2007 mineral property option agreement and 37,500 shares at a fair value of $84,511 to Honey Badger Exploration pursuant to the August 2009 mineral property option agreement (Note 6).

During the quarter ended September 30, 2009, the Company issued 449,500 common shares for cash proceeds of $500,631 on the exercise of stock options. The fair value recorded when the options were granted of $385,812 has been transferred from additional paid-in capital to common stock on the exercise of the options.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants.  Under the Plan, as amended in May 2008, the Company may grant options to acquire up to 12,200,000 common shares of the Company.  Options granted can have a term up to ten years and an exercise price typically not less than the Company's closing stock price at the date of grant.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. In accordance with SFAS No. 123R for employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

8.            COMMON STOCK (cont'd…)

Stock options (cont'd…)

Stock option transactions are summarized as follows:

		Weighted Average
	Number of	Exercise Price
	Shares	(C$)
Balance at December 31, 2008	10,651,800	1.65
Granted	1,780,000	1.31
Expired	(530,000)	1.24
Balance at March 31, 2009	11,901,800	1.61
Exercised	(50,000)	1.15
Expired	(28,000)	2.16
Balance at June 30, 2009	11,823,800	1.61
Exercised	(449,500)	1.22
Expired	(33,000)	2.46
Balance at September 30, 2009	11,341,300	1.63

The weighted average fair value per stock option granted during the nine months ended September 30, 2009 was C$0.88 (September 30, 2008 - C$1.22).  The number of stock options exercisable at September 30, 2009 was 11,341,300.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

8.            COMMON STOCK (cont'd…)

Stock options (cont'd…)

          At September 30, 2009, the following stock options were outstanding:

Number of Shares	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

15,000	1.55	22,500	October 1, 2009 *	15,000	22,500
15,000	1.32	25,950	October 1, 2009 *	15,000	25,950
100,000	3.10	-	November 1, 2009 *	100,000	-
1,050,000	1.15	1,995,000	November 12, 2009	1,050,000	1,995,000
490,000	1.25	882,000	December 17, 2009	490,000	882,000
400,000	1.28	708,000	January 7, 2010	400,000	708,000
75,000	1.19	139,500	March 3, 2010	75,000	139,500
20,000	2.00	21,000	April 3, 2010	20,000	21,000
63,000	1.48	98,910	May 24, 2010	63,000	98,910
2,080,000	1.75	2,704,000	June 9, 2010	2,080,000	2,704,000
25,000	1.66	34,750	August 25, 2010	25,000	34,750
20,000	1.85	24,000	September 28, 2010	20,000	24,000
125,000	1.80	156,250	January 23, 2011	125,000	156,250
100,000	2.20	85,000	February 8, 2011	100,000	85,000
20,000	2.34	14,200	March 28, 2011	20,000	14,200
929,300	1.32	1,607,689	July 10, 2011	929,300	1,607,689
10,000	1.77	12,800	December 11, 2011	10,000	12,800
50,000	1.77	64,000	January 22, 2012	50,000	64,000
200,000	2.16	178,000	April 5, 2012	200,000	178,000
500,000	2.06	495,000	May 16, 2012	500,000	495,000
479,500	2.30	359,625	May 31, 2012	479,500	359,625
5,000	2.58	2,350	January 9, 2013	5,000	2,350
1,515,000	2.00	1,590,750	April 3, 2013	1,515,000	1,590,750
12,500	1.55	18,750	May 21, 2013	12,500	18,750
125,000	2.02	128,750	July 17, 2013	125,000	128,750
1,239,000	1.55	1,858,500	September 17, 2013	1,239,000	1,858,500
25,000	1.07	49,500	January 26, 2014	25,000	49,500
1,653,000	1.32	2,859,690	February 12, 2014	1,653,000	2,859,690
11,341,300		$16,136,464		11,341,300	$16,136,464

*Subsequent Events (Note 14)

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$3.05 per share as of September 30, 2009, which would have been received by the option holders had all options holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of September 30, 2009 was 11,341,300. The total intrinsic value of options exercised during the nine months ended September 30, 2009 was $655,420 (September 30, 2008 -$1,062,400).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

8.            COMMON STOCK (cont'd…)

Stock options (cont'd…)

The following table summarizes information regarding the non-vested stock purchase options outstanding as of September 30, 2009.

Weight Average
	Number of	Grant-Date Fair
	Options	Value (C$)
Non-vested options at December 31, 2008	166,667	1.43
Granted	-	-
Vested	-	-
Cancellation/forfeited	-	-
Non-vested options at March 31, 2009	166,667	1.43
Granted	-	-
Vested	(166,667)	1.43
Cancellation/forfeited	-	-
Non-vested options at June 30, 2009	-	-
Non-vested options at September 30, 2009	-	-

Stock-based compensation

The fair value of stock options granted during the nine months ended September 30, 2009 was $1,250,242 (September 30, 2008 - $3,532,013) which is being recognized over the options vesting periods. Typically, options vest fully upon grant.  The stock-based compensation recognized during the nine months ended September 30, 2009 was $1,326,834 (September 30, 2008 - $3,639,221) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

8.            COMMON STOCK (cont'd…)

Stock-based compensation (cont'd…)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	Cumulative to
	September 30,	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008	2009
Consulting fees	$-	(33,894)	$-	$-	$1,794,562
Legal	-	-	-	-	287,931
Management fees	-	1,105,563	1,100,902	2,577,783	7,200,716
Mineral property interests	-	397,936	160,271	850,239	2,733,684
Office and administration	-	(22,276)	21,891	162,960	1,939,291
Stockholder communications
and investor relations	-	25,203	43,770	48,239	843,848
	$-	$1,472,532	$1,326,834	$3,639,221	$14,800,033

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2009	2008

Risk-free interest rate	1.95%	2.93%
Expected life of options (years)	5.0	5.0
Annualized volatility	81%	84%
Dividend rate	0.00%	0.00%

9.             RELATED PARTY TRANSACTIONS

The Company did not enter into any transactions with related parties during the nine months ended September 30, 2009.

The Company entered into the following transactions with related parties during the period ended September 30, 2008:

a)  Paid or accrued management fees of $38,767 to directors and officers of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

10.          SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	September 30,	December 31,
	2009	2008

Identifiable assets
Canada	$44,279,108	$46,880,341
Mongolia	394,090	540,508
USA	411,653	217,554
China	156,054	467,065
	$45,240,905	$48,105,468

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Loss for the period
Canada	$(1,250,428)	$(3,037,455)	$(3,860,088)	$(5,865,345)
Mongolia	(1,395,986)	(2,055,291)	(4,584,752)	(3,587,988)
USA	(854,479)	(599,518)	(2,044,949)	(1,968,676)
China	(120,034)	(274,529)	(572,689)	(613,521)
	$(3,620,927)	$(5,966,793)	$(11,062,478)	$(12,035,530)

11.          FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, accounts payable and accrued liabilities and loans payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.  The Company does not use derivative instruments to reduce this currency risk.

The Company adopted SFAS No. 157, Fair Value Measurements, on January 1, 2008. SFAS No. 157 applies to all financial instruments being measured and reported on a fair value basis. In February 2008, the FASB issued a staff position that delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except for those recognized or disclosed at least annually. Therefore, the Company has adopted the provision SFAS No. 157 with respect to its financial assets and liabilities only.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to 11.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

11.          FINANCIAL INSTRUMENTS (cont'd…)

transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 - Quoted prices in active markets for similar assets that are observable.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At September 30, 2009, the Company had one Level 3 financial instrument with a fair value of $2,027,540. (Note 4)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning Balance, January 1, 2008	$3,032,751
Total unrealized losses	(1,334,160)
Total foreign exchange (loss)	(369,023)
Ending Balance, December 31, 2008	1,329,568
Total unrealized gain	341,903
Total foreign exchange gain	72,387
Ending Balance, June 30, 2009	$1,743,858
Total unrealized gain	133,638
Total foreign exchange gain	150,044
Ending Balance, June 30, 2009	$2,027,540

Effective January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this statement.

12.          SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the nine months ended September 30, 2009 consisted of the issuance of 92,500 common shares (September 30, 2008 - 30,000) in payment of mineral property interests in the amount of $164,140 (September  30, 2008 - $60,941) (Note 8) of which 72,500 shares with the value of $130,058 have been recorded as mineral property interests.

Cash and cash equivalents consisted of cash of $1,551,454 (September 30, 2008 - $1,458,799) and short-term investments of $40,120,022 (September 30, 2008 - $60,418,041).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)
(Expressed in United States dollars)

13.          COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2009                      $     31,297
2010                             73,833
2011                             29,911
               $   135,041

14.          SUBSEQUENT EVENTS

Subsequent to September 30, 2009, the Company:

a)	issued 430,667 common shares for proceeds of C$546,699 on the exercise of stock options

b)	cancelled 130,000 options that expired without exercise,

c)
Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 26, 2009, triggering an immediate licence fee payment of $1.2 million, part of which will be recovered from the joint venture with Ivanhoe Mines